Exhibit 99.1

TECHNIP ENERGIES FINANCIAL RESULTS FOR
THE FIRST NINE MONTHS OF 2022

▪   9M 2022 Adj. revenues of €4.9bn and Adj. recurring EBIT margin of 6.9%; Adj. diluted EPS +42% Y/Y
▪   Return to full company guidance for 2022: Adj. revenues of €6.2 - 6.5bn and Adj. recurring EBIT margin of 6.7% - 6.9%
▪   Significant TPS order intake drives step-change in segment backlog: +60% Y/Y
▪   Macro energy environment driving an improved commercial outlook notably in LNG and decarbonization

Paris, Thursday, October 20, 2022. Technip Energies (the “Company”), a leading Engineering & Technology company for the energy transition, today announces its unaudited financial results for the first nine months of 2022.
Arnaud Pieton, Chief Executive Officer of Technip Energies, commented:
“The world requires an energy system that balances affordability, availability, and sustainability. Recent events have underlined the urgent need for increased investment and accelerated project development, with a particular emphasis on natural gas, LNG, and low-to-zero carbon solutions.”
“For our company, this market reality is first evidenced by strong TPS order intake driving a 60% step change in segment backlog year-over-year, with notable awards in renewable fuels and ethylene markets - this reinforces the revenue growth trajectory of our highest margin segment. Furthermore, the commercial pipeline for Project Delivery is also growing with substantial early engagement in energy transition and traditional prospects. As such, we expect a significant improvement in order intake trends over the next 12-18 months. This also confirms that the combination of longer cycle Project Delivery with value accretive TPS provides an ideal blend for T.EN to be successful across energy cycles.”
“In the third quarter, our teams continued to demonstrate robust business execution and our revenues excluding Arctic LNG 2 increased as planned. The strength in margins, which are in line with our medium-term trajectory, demonstrates the quality of our underlying portfolio, an improving mix, and world-class project delivery.”
“Our orderly exit from Arctic LNG 2 is progressing and all operational personnel have been demobilized from the project. We have signed an Exit Framework Agreement with our customer, which we are currently implementing, and anticipate completing this process within the first half of 2023. The improved visibility on Arctic LNG 2 combined with nine months of achieved financials has enabled us to return to full company guidance for 2022.”
“T.EN’s business strategy is fully aligned with an improving energy market outlook. Supported by our strong balance sheet and commitment to further investment in our technology portfolio, we are well positioned to enable solutions for affordable, available, and sustainable energy. We remain resolutely focused on generating value for our shareholders through effective capital allocation and sustained excellence in execution.”

Key financials – adjusted IFRS

(In € millions, except EPS)	9M 2022	9M 2021
Revenue(1)	4,862.2	4,909.9
Recurring EBIT(1)	335.9	307.5
Recurring EBIT margin %	6.9%	6.3%
Net profit	222.9	159.7
Diluted earnings per share(2)	€1.25	€0.88
Order intake	2,726.6	8,404.1
Backlog	13,500.9	16,464.2
Financial information is presented under adjusted IFRS (see Appendix 8.0 for complete definition). Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 1.0, 2.0, 3.0.
(1)	9M 2022 adjusted revenue and recurring EBIT included €989.8 million and €68.1 million respectively from Arctic LNG 2.
(2)	9M 2022 and 9M 2021 diluted earnings per share have been calculated using the weighted average number of outstanding shares of 178,668,195 and 181,903,344 respectively.

Key financials – IFRS

(In € millions, except EPS)	9M 2022	9M 2021
Revenue	4,786.2	4,750.0
Net profit	204.1	167.9
Diluted earnings per share(1)	€1.14	€0.92
(1) 9M 2022 and 9M 2021 diluted earnings per share have been calculated using the weighted average number of outstanding shares of 178,668,195 and 181,903,344 respectively.

2022 full company guidance – adjusted IFRS
Full company guidance is consistent with prior financial framework for FY 2022. The prior framework excluded the contribution from Arctic LNG 2 and consisted of adjusted revenues of €5.0 - 5.5 billion, adjusted recurring EBIT margin of at least 6.8%, and adjusted effective tax rate of 28% - 32%. The full company guidance stated below now includes the expected contribution from Arctic LNG 2.
Revenue	€6.2 – 6.5 billion
Recurring EBIT margin	6.7% – 6.9%
Effective tax rate	28% – 32%
Financial information is presented under adjusted IFRS (see Appendix 8.0 for complete definition). Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 1.0, 2.0, 3.0.

Conference call information
Technip Energies will host its 9M 2022 results conference call and webcast on Thursday, October 20, 2022 at 13:00 CET. Dial-in details:

France:	+33 170918704
United Kingdom:	+44 121 281 8004
United States:	+1 718 7058796
Conference Code:	77709
The event will be webcast simultaneously and can be accessed at: https://edge.media-server.com/mmc/p/uuw25hqj.

Contacts

Investor Relations	Media Relations
Phillip Lindsay	Stella Fumey
Vice President, Investor Relations	Director Press Relations & Digital Communications
Tel: +44 20 7585 5051	Tel: +33 1 85 67 40 95
Email: Phillip Lindsay	Email: Stella Fumey

About Technip Energies
Technip Energies is a leading Engineering & Technology company for the energy transition, with leadership positions in LNG, hydrogen and ethylene as well as growing market positions in blue and green hydrogen, sustainable chemistry and CO2 management. The Company benefits from its robust project delivery model supported by an extensive technology, products and services offering.
Operating in 34 countries, our 15,000 people are fully committed to bringing our clients’ innovative projects to life, breaking boundaries to accelerate the energy transition for a better tomorrow.
Technip Energies is listed on Euronext Paris with American depositary receipts (“ADRs”) traded over-the-counter in the United States.

Operational and financial review
Order intake, backlog and backlog scheduling
Adjusted order intake for 9M 2022 of €2,727 million, equivalent to a book-to-bill of 0.6. Orders in the third quarter included a large ethylene contract for INEOS’ Project One cracker in Belgium, a significant contract for Neste renewable products refinery expansion in Rotterdam, an EPCC contract for YURI green hydrogen project in Australia, a FEED contract for Papua LNG upstream production facilities, a FEED contract for Gray Whale 3 floating offshore wind project in South Korea as well as other studies, services contracts and smaller projects.
The first half included notably a large EPC contract by Hafslund Oslo Celsio for the world’s largest full-scale waste-to-energy plant with carbon capture in Norway, a significant EPCC contract by PETRONAS Chemicals Fertilizer Kedah for a melamine plant with minimized CO2 footprint, a carbon capture & storage expansion at ExxonMobil’s LaBarge facility in the USA. Book-to-bill on a trailing 12 month basis is 0.6.
Adjusted backlog decreased by 18% year-over-year to €13,501 million. The company’s orderly exit from Arctic LNG 2 progressed in the third quarter of 2022 with an Exit Framework Agreement signed with the client. In light of this, the remaining backlog on the project has been reassessed in the period. At September 30, 2022, adjusted backlog includes €890 million associated with Arctic LNG 2.

(In € millions)	9M 2022	9M 2021
Adjusted order intake	2,726.6	8,404.1
Project Delivery	1,235.7	7,478.3
Technology, Products & Services	1,490.9	925.8
Adjusted backlog	13,500.9	16,464.2
Project Delivery	11,704.2	15,342.0
Technology, Products & Services	1,796.6	1,122.2
Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 6.0 and 7.0.
Adjusted backlog at September 30, 2022, benefited from a foreign exchange impact of €1,022.8 million.
Adjusted backlog at September 30, 2022, included €889.6 million associated to Arctic LNG 2.

At September 30, 2022, adjusted backlog excluding the proportion related to Arctic LNG 2 amounted to €12,611 million. The table below provides estimated backlog scheduling as of September 30, 2022.

(In € millions)	2022 (3 M)	FY 2023	FY 2024+
Adjusted backlog excluding Arctic LNG 2	1,382.7	4,478.2	6,750.3

Company financial performance
Adjusted statement of income

(In € millions, except %)	9M 2022	9M 2021	% Change
Adjusted revenue	4,862.2	4,909.9	(1)%
Adjusted EBITDA	415.9	389.5	7%
Adjusted recurring EBIT	335.9	307.5	9%
Non-recurring items	(2.8)	(31.1)	(91) %
EBIT	333.1	276.4	21%
Financial income (expense), net	(7.2)	(18.6)	(61) %
Profit (loss) before income tax	325.9	257.9	26%
Income tax (expense)/profit	(97.6)	(87.8)	11%
Net profit (loss)	228.3	170.1	34%
Net profit (loss) attributable to non-controlling interests	(5.4)	(10.4)	(48) %
Net profit (loss) attributable to Technip Energies Group	222.9	159.7	40%

Business highlights
Project Delivery – adjusted IFRS

(In € millions, except % and bps)	9M 2022	9M 2021	% Change
Revenue	3,895.6	3,995.5	(3)%
Recurring EBIT	279.2	254.7	10%
Recurring EBIT margin %	7.2%	6.4%	80 bps
Financial information is presented under adjusted IFRS (see Appendix 8.0 for complete definition).

9M 2022 Adjusted revenue decreased by 3% year-over-year to €3.9 billion. Revenues included significantly lower activity on Arctic LNG 2, which contributed €989.8 million of revenue compared to €1,758.3 million in 9M 2021. Revenues excluding Arctic LNG 2 increased year-over-year by 30% due to the ramp-up of major LNG and downstream projects.
9M 2022 Adjusted recurring EBIT increased by 10% year-over-year to €279.2 million. The contribution from Arctic LNG 2 was €68.1 million, compared to €60.7 million in 9M 2021. Excluding the contribution from Arctic LNG 2, Adjusted Recurring EBIT was €211.1 million, representing year-over-year growth of 8.8%. 9M 2022 Adjusted recurring EBIT margin has increased year-over- year by 80 bps to 7.2% due to solid execution, including a strong contribution from LNG and downstream projects in the latter stages of completion. This was partially offset by earlier stage LNG projects. Adjusted Recurring EBIT margin excluding the contribution from Arctic LNG 2 was 7.3%.

Q3 2022 Key operational milestones
(Please refer to Q1 2022 and H1 2022 press releases for first half milestones)
Qatar Energy North Field Expansion (Qatar)
▪	Ramp-up of civil construction activities at site and of equipment/material deliveries.

Eni Coral Sul FLNG (Mozambique)
▪	Start-up activities ongoing.

Sempra LNG Energía Costa Azul (Mexico)
▪	First steel structure received and all heavy equipment shipped to site.

Energean Karish Gas Development (Israel)
▪	Approval received from Israeli Ministry of Energy to start the flow of gas.

bp Greater Tortue Ahmeyim FPSO (offshore Senegal / Mauritania)
▪	FPSO Completion celebration ceremony took place at the COSCO yard in Qidong, China. No significant damage identified to date following typhoon Muifa

MIDOR Refinery Expansion Project (Egypt)
▪	Construction completion of cooling tower, start-up of first utility production unit.

HURL Barauni and Sindri Ammonia/Urea projects (India)
▪	Mechanical completion certificates received for Ammonia/Urea plants at both Barauni and Sindri sites. Start-up/ commissioning activities started at both sites.

Borouge IV Ethylene project (UAE)
▪	Orders placed for long lead items. Civil work started on site.

Q3 2022 Key commercial highlights
(Please refer to Q1 2022 and H1 2022 press releases for first half highlights)
Yuri Green Hydrogen Project (Australia)
▪
As leader of the consortium with Monford Group, awarded an EPCC contract by Yuri Operations Pty Ltd, to develop Project Yuri Phase 0, which is a green hydrogen plant in the Pilbara region of Western Australia. Project Yuri which is being developed in partnership with Yara Clean Ammonia and ENGIE includes a 10 MW electrolysis plant and an 18 MW solar photovoltaic (PV) farm with its 8 MW Battery Energy System (BESS) providing the necessary energy for the electrolysis. It will produce up to 640 tonnes of green hydrogen per annum for use in the existing Yara Pilbara Ammonia Plant to produce green ammonia. Technip Energies is responsible for the overall project management and the electrolysis plant engineering, procurement, commissioning and start up. Monford Group is responsible for the overall project construction and the PV farm engineering, procurement, commissioning and start up.

Papua LNG Upstream Production Facilities (Papua New Guinea)
▪
As leader of a consortium with Clough, awarded a FEED contract for TotalEnergies’ Papua LNG project’s upstream production facilities. The upstream production facilities cover the development of the Elk and Antelope onshore gas fields including the well pads and the central processing facility. It also incorporates a CCS scheme to remove the fields’ native CO2 and reinject it into the reservoirs.

Technology, Products & Services (TPS) – adjusted IFRS

(In € millions, except % and bps)	9M 2022	9M 2021	Change
Revenue	966.6	914.4	6%
Recurring EBIT	88.9	78.8	13%
Recurring EBIT margin %	9.2%	8.6%	60 bps
Financial information is presented under adjusted IFRS (see Appendix 8.0 for complete definition).

9M 2022 Adjusted revenue increased year-over-year by 6% to €966.6 million, driven by higher project management consultancy and engineering services activity in the Middle East, and improved activity in sustainable chemistry including renewable fuels, as well as Process Technology activity, including licensing and proprietary equipment, notably for PBAT, a biodegradable polymer, and ethylene.
9M 2022 Adjusted recurring EBIT increased year-over-year by 13% to €88.9 million. 9M 2022 Adjusted recurring EBIT margin increased year-over-year by 60 bps to 9.2%, benefiting from higher volumes in Process Technology licensing and proprietary equipment, notably in Sustainable Chemistry, and higher activity levels for project management consultancy and advisory services performed by Genesis. This growth was achieved despite higher selling and tendering activity in growth markets.

Q3 2022 Key operational milestones
(Please refer to Q1 2022 and H1 2022 press releases for first half milestones)
Neste Renewable Fuels Expansion (Singapore)
▪	Project is completed in phases and several parts have been handed over to Neste while all the remaining construction activities will be completed before end of 2022.

Neste Renewable Products Refinery Expansion, Rotterdam (Netherlands)
▪	Itemized procurement campaign substantially completed in line with the schedule. All civil and building subcontracting packages awarded.

Shell Skyline Ethylene Furnace Revamp EPF (Netherlands)
▪	First modules shipped to the Netherlands. Second shipment to leave yard by end of October.

bp Greater Tortue Ahmeyim FPSO (offshore Senegal / Mauritania)
▪	On the Hub/FLNG interface of the project, Loading Systems completes major installation; the largest ever manufactured loading arms are equipped with our ‘Easy Drive’ technology.

Q3 2022 Key commercial highlights
(Please refer to Q1 2022 and H1 2022 press releases for first half highlights)
INEOS’ ethylene Project One cracker (Belgium)
▪
Awarded a large(1) contract for the proprietary equipment supply for INEOS Olefins Belgium NV’s 1,450 kiloton per annum ethane cracker in Antwerp, Belgium. This latest award is in line with our early engagement strategy and consolidates the successful completion of the Ethylene License and extended FEED previously awarded to Technip Energies by INEOS. The cracker is designed using Technip Energies’ latest enhancement on technologies to achieve a CO2 footprint less than 50% of the best 10% of European crackers. The furnaces are modularized and designed to fire high hydrogen fuel, and to transition to 100% hydrogen firing in the future, in addition to the plant being carbon capture ready. The plant design maximizes the use of modularization, using Technip Energies’ extensive experience in modularized LNG projects.

Neste Renewable Products Refinery Expansion in Rotterdam (Netherlands)
▪
Awarded a significant(2) contract by Neste for the expansion of their renewable products production capacity, as part of the existing Partnership Agreement between Technip Energies and Neste. The contract covers Engineering, Procurement services and Construction management (EPsCm) for the expansion of Neste’s existing renewables refinery which will increase Neste’s overall renewable product capacity by 1.3 million tons per year. This contract follows the FEED delivered by Technip Energies in 2021.

Gray Whale 3 Floating Offshore Wind Project (South Korea)
▪
Awarded a FEED in consortium with Subsea 7 and Samkang M&T by Corio Generation and TotalEnergies for their Ulsan Gray Whale 3 Offshore Windfarm project, located offshore the East Coast of South Korea. The FEED contract covers engineering for the floater, mooring, and inter-array cable (IAC) in collaboration with a wind turbine supplier. The design of the floating foundation will include Technip Energies’ in-house floater technology INO15™. With a capacity of 15 megawatts, INO15™ technology is a three columns semi-submersible floater which is well suited for large series production. Gray Whale 3, aiming to develop a 504 MW floating offshore wind farm located around 60 to 70 kilometers from Onsan Port in Ulsan, is one of three offshore wind projects with a total installed capacity of 1.5 gigawatts that Corio Generation and TotalEnergies are promoting off the coast of Ulsan.

License of first Blue H₂ by T.EN™ plant to LG Chem (South Korea)
▪
Technip Energies announces that LG Chem selected our proprietary blue hydrogen technology to supply its Daesan complex in South Korea. The Blue H2 by T.EN™ hydrogen plant will capture a significant amount of carbon dioxide, and reduce carbon emissions from the petrochemical complex. LG Chem intends to utilize the captured CO2. The 56,000 Nm3/h capacity hydrogen plant will utilize Technip Energies’ proprietary steam reforming technology to convert methane-rich offgas from the naphtha cracking process into hydrogen. The hydrogen plant will include a selective catalytic reduction (SCR) unit for control of NOx emissions. The new hydrogen unit will be integrated with LG Chem’s naphtha cracking complex (NCC) to allow LG Chem to convert the petrochemical pyrolysis complex to a more sustainable low-carbon process.

Acquisition of Biosuccinium® technology for bio-sourced and fully biodegradable polymers production
▪
This acquisition from DSM adds a technology solution to T.EN’s growing sustainable chemicals portfolio. This technology synergizes with recently developed proprietary bio-polymer technologies and provides a commercially referenced production of bio-based succinic acid (bio-SAc) that serves as feedstock for the production of polybutylene succinate (PBS). PBS itself  is fully biodegradable and, if based on bio-SAc, is an ideal bio-based sustainable packaging material for food contact applications. It addresses consumers and governments concerns for better materials with lower carbon footprints and environmental impacts. Biosuccinium® technology will be the only technology for production of bio-based succinic acid to be licensed on the market.

Collaboration with deepC Store and Mitsui O.S.K. Lines for a floating carbon capture & storage hub development
▪
Technip Energies, deepC Store Limited and Mitsui O.S.K. Lines executed a LOI regarding the EPC and operations for the CO2 floating storage and injection (“FSI”) hub facility scope for the CStore1 Project. CStore1 will be the first large-scale offshore multi-user hub and has a planned CO2 injection capacity of between 1.5 and 7.5 million tonnes per annum. It supports industry and community goals towards decarbonization and transitioning to a sustainable  future. The three parties have agreed on the intent for Technip Energies to exclusively provide FEED and EPC services for the FSI hub using Technip Energies’ Offshore C-Hub™ technology, and for MOL to provide the Pre-FEED service for CO2 shipping scope and closely work with dCS and T.EN in relation to the FSI hub facility scope.

Advance technology collaboration with Agilyx with the launch of TruStyrenyx™ for chemical recycling of polystyrene
▪
TruStyrenyx™ brand is the only all-in-one solution for the chemical recycling of polystyrene. TruStyrenyx™ combines Agilyx’s pyrolysis process and Technip Energies purification technology, yielding a recycled styrene monomer with exceptional high purity. Styrene monomer is used to make numerous plastics and other polymers. It is one of the three primary components of ABS (acrylonitrile-butadiene-styrene), can make the pure polymer polystyrene, and is an ingredient in various synthetic rubbers. This launch follows successful results from pilot plant testing conducted on difficult to recycle waste polystyrene, including flame retardant laden waste polystyrene.

Notes:
(1)  A “large” award for Technip Energies is a contract award representing between €250 million and €500 million of revenue.
(2)  A “significant” award for Technip Energies is a contract award representing between €50 million and €250 million of revenue.

Cooperation agreement with APChemi for advanced plastic Waste-to-Olefins technology
▪
Cooperation agreement aims to commercialize APChemi's advanced plastic waste to high quality pyrolysis oil technology, in conjunction with Technip Energies' pyrolysis oil upgradation and steam cracking technology. APChemi's patented “Pyromax™” pyrolysis technology for recycling plastic waste closes the gap in the plastic supply chain by taking dirty and mixed plastic waste, including municipal solid waste segregated plastics and multilayer packaging, and breaking it down to produce high quality pyrolysis oil which can be chemically recycled into circular plastics. The process has a lower carbon footprint, as it displaces the need for crude-oil-based feedstocks for plastics manufacturing, while reducing the need for intensive plastic waste sorting. Technip Energies is closing the circular loop from pyrolysis oil to polyolefins building blocks by bringing its  ethylene furnace and steam cracker design expertise, along with the preparation and purification technologies. The Pure.rOil by T.EN™ purification technology ensures safe, reliable and optimized integration with crackers.

Corporate and other items
Corporate costs, excluding non-recurring items, were €32.2 million for the first nine months of 2022. This included a positive foreign exchange impact of €2.1 million. This compare with corporate costs of €26.0 million in the prior year period.
Non-recurring expense amounted to €2.8 million mainly related to impairment on leased offices and restructuring charges.
Net financial expense was €7.2 million, impacted by the mark-to-market valuation of investments in traded securities and, to a lesser extent, interest expenses associated with the senior unsecured notes, partially offset by interest income from cash on deposit which is progressively benefiting from higher rates of interest.
Effective tax rate on an adjusted IFRS basis was 29.9% for the first nine months 2022, in line with full company guidance for 2022.
Depreciation and amortization expense was €80.0 million, of which €53.0 million is related to IFRS 16.
Adjusted net cash at September 30, 2022 was €3.3 billion, which compares to Adjusted net cash at December 31, 2021 of €3.1 billion.
Adjusted free cash flow was €122.1 million for the first nine months of 2022. Free cash flow, excluding the working capital variance of €152.6 million, was €274.7 million benefiting from strong operational performance and consistently high conversion from adjusted recurring EBIT. Free cash flow is stated after capital expenditures, net, of €36.5 million. Adjusted operating cash flow was €158.6 million.

Liquidity and credit rating information
Adjusted liquidity of €4.7 billion at September 30, 2022 comprised of €4.0 billion of cash and €750 million of liquidity provided by the Company’s undrawn revolving credit facility, offset by €80 million of outstanding commercial paper. The Company’s revolving credit facility is available for general use and serves as a backstop for the Company’s commercial paper program.

Share repurchase

In the nine months to September 30, 2022, the Company repurchased 2,618,945 of its ordinary shares under the share buyback program announced March 22, 2022, for an aggregate amount of €29.8 million. The share repurchase program was completed in August. Technip Energies also purchased from TechnipFMC on January 14, 2022, 1,800,000 ordinary shares at a purchase price of €13.15 per share for a total cost of €23.7 million. Total share repurchases thus amounted to €53.5 million.

The Company is a party to a liquidity agreement with Kepler Cheuvreux to enhance liquidity in the trading of Technip Energies’ ordinary shares. On September 30, 2022, the number of ordinary shares held under the liquidity agreement was 179,758.

Inside information
This Press Release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward-looking statements
This Press Release contains “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of Technip Energies’ operations or operating results. Forward-looking statements are often identified by the words “believe”, “expect”, “anticipate”, “plan”, “intend”, “foresee”, “should”, “would”, “could”, “may”, “estimate”, “outlook”, and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward- looking statements are based on Technip Energies’ current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on Technip Energies. While Technip Energies believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Technip Energies will be those that Technip Energies anticipates.
All of Technip Energies’ forward-looking statements involve risks and uncertainties (some of which are significant or beyond Technip Energies’ control, such as Russia’s invasion of Ukraine, the associated sanctions and the impact these will have on our and/or our customers’ activities conducted in or related to Russia) and assumptions that could cause actual results to differ materially from Technip Energies’ historical experience and Technip Energies’ present expectations or projections. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements.
For information regarding known material factors that could cause actual results to differ from projected results, please see Technip Energies’ risk factors set forth in Technip Energies’ filings with the U.S. Securities and Exchange Commission, including its 2021 Form 20-F filed on March 25, 2022.
Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. Technip Energies undertakes no duty to and will not necessarily update any of the forward-looking statements in light of new information or future events, except to the extent required by applicable law.

APPENDIX
APPENDIX 1.0: ADJUSTED STATEMENT OF INCOME - FIRST NINE MONTHS 2022

	Project Delivery		Technology, Products & Services		Corporate/non allocable		Total
(In € millions)	9M 22	9M 21	9M 22	9M 21	9M 22	9M 21	9M 22	9M 21
Adjusted revenue	3,895.6	3,995.5	966.6	914.4	—	—	4,862.2	4,909.9
Adjusted recurring EBIT	279.2	254.7	88.9	78.8	(32.2)	(26.0)	335.9	307.5
Non-recurring items (transaction & one- off costs)	(1.7)	(1.9)	(0.6)	(1.4)	(0.5)	(27.7)	(2.8)	(31.1)
EBIT	277.5	252.8	88.2	77.3	(32.6)	(53.7)	333.1	276.4
Financial income							20.2	9.8
Financial expense							(27.4)	(28.4)
Profit (loss) before income tax							325.9	257.9
Income tax (expense)/profit							(97.6)	(87.8)
Net profit (loss)							228.3	170.1
Net profit (loss) attributable to non- controlling interests							(5.4)	(10.4)
Net profit (loss) attributable to Technip Energies Group							222.9	159.7

APPENDIX 1.1: ADJUSTED STATEMENT OF INCOME - THIRD QUARTER 2022

	Project Delivery		Technology, Products & Services		Corporate/non allocable		Total
(In € millions)	Q3 2022	Q3 2021	Q3 2022	Q3 2021	Q3 2022	Q3 2021	Q3 2022	Q3 2021
Adjusted revenue	1,271.7	1,372.8	323.5	293.9	—	—	1,595.3	1,666.7
Adjusted recurring EBIT	111.9	87.3	28.9	24.0	(9.3)	(8.4)	131.6	103.0
Non-recurring items (transaction & one- off costs)	(0.3)	0.2	(0.1)	(0.7)	(0.5)	0.1	(0.9)	(0.5)
EBIT	111.7	87.5	28.8	23.3	(9.8)	(8.3)	130.7	102.5
Financial income							11.1	2.4
Financial expense							(8.8)	(8.9)
Profit (loss) before income tax							133.0	96.0
Income tax (expense)/profit							(38.4)	(33.2)
Net profit (loss)							94.6	62.8
Net profit (loss) attributable to non- controlling interests							(3.3)	(3.5)
Net profit (loss) attributable to Technip Energies Group							91.3	59.3

APPENDIX 1.2: STATEMENT OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FIRST NINE MONTHS 2022

(In € millions)	9M 22 IFRS	Adjustments	9M 22 Adjusted
Revenue	4,786.2	76.0	4,862.2
Costs and expenses
Cost of sales	(4,120.0)	(130.3)	(4,250.3)
Selling, general and administrative expense	(243.5)	—	(243.5)
Research and development expense	(34.5)	—	(34.5)
Impairment, restructuring and other income (expense)	(2.8)	—	(2.8)
Other income (expense), net	2.6	1.0	3.6
Operating profit (loss)	388.0	(53.3)	334.7
Share of profit (loss) of equity-accounted investees	34.0	(35.6)	(1.6)
Profit (loss) before financial expense, net and income tax	422.0	(88.9)	333.1
Financial income	19.3	0.9	20.2
Financial expense	(131.2)	103.8	(27.4)
Profit (loss) before income tax	310.1	15.8	325.9
Income tax (expense)/profit	(100.6)	3.0	(97.6)
Net profit (loss)	209.5	18.8	228.3
Net profit (loss) attributable to non-controlling interests	(5.4)	—	(5.4)
Net profit (loss) attributable to Technip Energies Group	204.1	18.8	222.9

APPENDIX 1.3: STATEMENT OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FIRST NINE MONTHS 2021

(In € millions)	9M 21 IFRS	Adjustments	9M 21 Adjusted
Revenue	4,750.0	159.9	4,909.9
Costs and expenses
Cost of sales	(4,074.5)	(282.6)	(4,357.1)
Selling, general and administrative expense	(223.8)	—	(223.8)
Research and development expense	(25.4)	—	(25.4)
Impairment, restructuring and other income (expense)	(31.1)	—	(31.1)
Other income (expense), net	10.6	(4.7)	5.9
Operating profit (loss)	405.8	(127.4)	278.4
Share of profit (loss) of equity-accounted investees	19.8	(21.8)	(2.0)
Profit (loss) before financial expense, net and income tax	425.6	(149.2)	276.4
Financial income	9.7	0.1	9.8
Financial expense	(165.0)	136.6	(28.4)
Profit (loss) before income tax	270.3	(12.4)	257.9
Income tax (expense)/profit	(92.0)	4.2	(87.8)
Net profit (loss)	178.3	(8.2)	170.1
Net profit (loss) attributable to non-controlling interests	(10.4)	—	(10.4)
Net profit (loss) attributable to Technip Energies Group	167.9	(8.2)	159.7

APPENDIX 1.4: STATEMENT OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED - THIRD QUARTER 2022

(In € millions)	Q3 22 IFRS	Adjustments	Q3 22 Adjusted
Revenue	1,569.5	25.8	1,595.3
Costs and expenses
Cost of sales	(1,345.8)	(25.2)	(1,371.0)
Selling, general and administrative expense	(83.4)	—	(83.4)
Research and development expense	(12.4)	—	(12.4)
Impairment, restructuring and other income (expense)	(0.9)	—	(0.9)
Other income (expense), net	1.6	1.4	3.0
Operating profit (loss)	128.6	2.0	130.6
Share of profit (loss) of equity-accounted investees	23.9	(23.8)	0.1
Profit (loss) before financial expense, net and income tax	152.5	(21.8)	130.7
Financial income	10.7	0.4	11.1
Financial expense	(37.2)	28.4	(8.8)
Profit (loss) before income tax	126.0	7.0	133.0
Income tax (expense)/profit	(37.8)	(0.6)	(38.4)
Net profit (loss)	88.2	6.4	94.6
Net profit (loss) attributable to non-controlling interests	(3.3)	—	(3.3)
Net profit (loss) attributable to Technip Energies Group	84.9	6.4	91.3

APPENDIX 1.5: STATEMENT OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED - THIRD QUARTER 2021

(In € millions)	Q3 21 IFRS	Adjustments	Q3 21 Adjusted
Revenue	1,631.9	34.8	1,666.7
Costs and expenses
Cost of sales	(1,409.0)	(75.7)	(1,484.7)
Selling, general and administrative expense	(74.6)	—	(74.6)
Research and development expense	(7.9)	—	(7.9)
Impairment, restructuring and other income (expense)	(0.5)	—	(0.5)
Other income (expense), net	6.1	(2.1)	4.0
Operating profit (loss)	146.0	(43.0)	103.0
Share of profit (loss) of equity-accounted investees	15.9	(16.3)	(0.4)
Profit (loss) before financial expense, net and income tax	161.9	(59.4)	102.5
Financial income	2.2	0.2	2.4
Financial expense	(73.7)	64.8	(8.9)
Profit (loss) before income tax	90.4	5.6	96.0
Income tax (expense)/profit	(31.3)	(1.9)	(33.2)
Net profit (loss)	59.1	3.7	62.8
Net profit (loss) attributable to non-controlling interests	(3.5)	—	(3.5)
Net profit (loss) attributable to Technip Energies Group	55.6	3.7	59.3

APPENDIX 2.0: ADJUSTED STATEMENT OF FINANCIAL POSITION

(In € millions)	9M 22	FY 21
Goodwill	2,122.4	2,074.4
Property, plant and equipment, net	108.2	115.2
Right-of-use assets	249.6	252.9
Equity accounted investees	32.9	27.8
Other non-current assets	356.7	322.1
Total non-current assets	2,869.8	2,792.4
Trade receivables, net	1,009.8	1,041.1
Contract assets	435.3	330.3
Other current assets	824.4	655.2
Cash and cash equivalents	3,996.6	3,810.1
Total current assets	6,266.1	5,836.7
Total assets	9,135.9	8,629.1
Total equity	1,602.3	1,491.2
Long-term debt, less current portion	595.1	594.1
Lease liability – non-current	215.8	237.7
Accrued pension and other post-retirement benefits, less current portion	130.2	127.7
Other non-current liabilities	136.7	102.0
Total non-current liabilities	1,077.8	1,061.5
Short-term debt	148.6	89.2
Lease liability – current	76.2	69.2
Accounts payable, trade	2,035.7	1,765.2
Contract liabilities	3,338.9	3,345.2
Other current liabilities	856.4	807.6
Total current liabilities	6,455.8	6,076.4
Total liabilities	7,533.6	7,137.9
Total equity and liabilities	9,135.9	8,629.1

APPENDIX 2.1: STATEMENT OF FINANCIAL POSITION – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FIRST NINE MONTHS 2022

(In € millions)	9M 22 IFRS	Adjustments	9M 22 Adjusted
Goodwill	2,122.4	—	2,122.4
Property, plant and equipment, net	107.8	0.4	108.2
Right-of-use assets	247.8	1.8	249.6
Equity accounted investees	83.0	(50.1)	32.9
Other non-current assets	352.4	4.3	356.7
Total non-current assets	2,913.4	(43.6)	2,869.8
Trade receivables, net	1,070.2	(60.4)	1,009.8
Contract assets	408.9	26.4	435.3
Other current assets	707.5	116.9	824.4
Cash and cash equivalents	3,681.5	315.1	3,996.6
Total current assets	5,868.1	398.0	6,266.1
Total assets	8,781.5	354.4	9,135.9
Total equity	1,599.7	2.6	1,602.3
Long-term debt, less current portion	595.1	—	595.1
Lease liability – non-current	214.9	0.9	215.8
Accrued pension and other post-retirement benefits, less current portion	129.5	0.7	130.2
Other non-current liabilities	147.8	(11.1)	136.7
Total non-current liabilities	1,087.3	(9.5)	1,077.8
Short-term debt	148.6	—	148.6
Lease liability – current	75.3	0.9	76.2
Accounts payable, trade	1,789.1	246.6	2,035.7
Contract liabilities	3,111.1	227.8	3,338.9
Other current liabilities	970.4	(114.0)	856.4
Total current liabilities	6,094.5	361.3	6,455.8
Total liabilities	7,181.8	351.8	7,533.6
Total equity and liabilities	8,781.5	354.4	9,135.9

APPENDIX 2.2: STATEMENT OF FINANCIAL POSITION – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FIRST NINE MONTHS 2021

(In € millions)	9M 21 IFRS	Adjustments	9M 21 Adjusted
Goodwill	2,062.9	—	2,062.9
Property, plant and equipment, net	115.6	0.2	115.8
Right-of-use assets	264.0	1.0	265.0
Equity accounted investees	60.4	(32.2)	28.2
Other non-current assets	319.9	(34.4)	285.5
Total non-current assets	2,822.8	(65.4)	2,757.4
Trade receivables, net	1,118.7	15.0	1,133.7
Contract assets	304.8	0.9	305.7
Other current assets	502.2	139.8	642.0
Cash and cash equivalents	3,532.7	65.7	3,598.4
Total current assets	5,458.4	221.4	5,679.8
Total assets	8,281.2	156.0	8,437.2
Total equity	1,449.6	(30.0)	1,419.6
Lease liability – non-current	249.5	0.8	250.3
Accrued pension and other post-retirement benefits, less current portion	130.6	—	130.6
Other non-current liabilities	154.0	(27.9)	126.1
Total non-current liabilities	1,128.5	(27.1)	1,101.4
Short-term debt	87.0	—	87.0
Lease liability – current	58.9	0.3	59.2
Accounts payable, trade	1,533.2	200.4	1,733.6
Contract liabilities	3,224.2	131.7	3,355.9
Other current liabilities	799.8	(119.3)	680.5
Total current liabilities	5,703.1	213.1	5,916.2
Total liabilities	6,831.5	186.1	7,017.6
Total equity and liabilities	8,281.2	156.0	8,437.2

APPENDIX 3.0: ADJUSTED STATEMENT OF CASH FLOWS

(In € millions)	9M 22	9M 21
Net profit (loss)	228.3	170.1
Other non-cash items	82.9	125.7
Change in working capital	(152.6)	509.9
Cash provided (required) by operating activities	158.6	805.7
Capital expenditures	(34.3)	(27.8)
Proceeds from sale of assets	(2.2)	0.1
Other financial assets	(10.5)	(1.9)
Cash required by investing activities	(47.0)	(29.6)
Net increase (repayment) in long-term, short-term debt and commercial paper	62.9	274.2
Purchase of treasury shares	(53.5)	(29.0)
Dividends paid to Shareholders	(79.0)	—
Net (distributions to)/contributions from TechnipFMC	—	(478.2)
Other (o/w lease liabilities repayment)	(71.6)	(58.1)
Cash provided (required) by financing activities	(141.2)	(291.1)
Effect of changes in foreign exchange rates on cash and cash equivalents	216.1	49.0
(Decrease) Increase in cash and cash equivalents	186.5	534.0
Cash and cash equivalents, beginning of period	3,810.1	3,064.4
Cash and cash equivalents, end of period	3,996.6	3,598.4

APPENDIX 3.1: STATEMENT OF CASH FLOWS – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FIRST NINE MONTHS 2022

(In € millions)	9M 22 IFRS	Adjustments	9M 22 Adjusted
Net profit (loss)	209.5	18.8	228.3
Other non-cash items	210.9	(128.0)	82.9
Change in working capital	(210.0)	57.4	(152.6)
Cash provided (required) by operating activities	210.4	(51.8)	158.6
Capital expenditures	(34.1)	(0.2)	(34.3)
Proceeds from sale of assets	0.2	(2.4)	(2.2)
Other financial assets	(10.5)	—	(10.5)
Cash required by investing activities	(44.4)	(2.6)	(47.0)
Net increase (repayment) in long-term, short-term debt and commercial paper	62.9	—	62.9
Purchase of treasury shares	(53.5)	—	(53.5)
Dividends paid to Shareholders	(79.0)	—	(79.0)
Settlements of mandatorily redeemable financial liability	(204.3)	204.3	—
Other (o/w lease liabilities repayment)	(71.1)	(0.5)	(71.6)
Cash provided (required) by financing activities	(345.0)	203.8	(141.2)
Effect of changes in foreign exchange rates on cash and cash equivalents	221.9	(5.8)	216.1
(Decrease) Increase in cash and cash equivalents	42.9	143.6	186.5
Cash and cash equivalents, beginning of period	3,638.6	171.5	3,810.1
Cash and cash equivalents, end of period	3,681.5	315.1	3,996.6

APPENDIX 3.2: STATEMENT OF CASH FLOWS – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FIRST NINE MONTHS 2021

(In € millions)	9M 21 IFRS	Adjustments	9M 21 Adjusted
Net profit (loss)	178.3	(8.2)	170.1
Other non-cash items	252.6	(126.9)	125.7
Change in working capital	374.9	135.0	509.9
Cash provided (required) by operating activities	805.8	(0.1)	805.7
Capital expenditures	(27.6)	(0.2)	(27.8)
Proceeds from sale of assets	0.1	—	0.1
Other financial assets	(3.6)	1.7	(1.9)
Cash required by investing activities	(31.1)	1.5	(29.6)
Net increase (repayment) in long-term, short-term debt and commercial paper	274.2	—	274.2
Purchase of treasury shares	(29.0)	—	(29.0)
Settlements of mandatorily redeemable financial liability	(202.6)	202.6	—
Net (distributions to)/contributions from TechnipFMC	(478.2)	—	(478.2)
Other (o/w lease liabilities repayment)	(58.0)	(0.1)	(58.1)
Cash provided (required) by financing activities	(493.6)	202.5	(291.1)
Effect of changes in foreign exchange rates on cash and cash equivalents	61.9	(12.9)	49.0
(Decrease) Increase in cash and cash equivalents	343.0	191.0	534.0
Cash and cash equivalents, beginning of period	3,189.7	(125.3)	3,064.4
Cash and cash equivalents, end of period	3,532.7	65.7	3,598.4

APPENDIX 4.0: ADJUSTED ALTERNATIVE PERFORMANCE MEASURES - FIRST NINE MONTHS 2022

(In € millions)	9M 22	% of revenues	9M 21	% of revenues
Adjusted revenue	4,862.2		4,909.9
Cost of sales	(4,250.3)	87.4%	(4,357.1)	88.7%
Adjusted gross margin	611.9	12.6%	552.8	11.3%
Adjusted recurring EBITDA	415.9	8.6%	389.5	7.9%
Amortization, depreciation and impairment	(80.0)		(82.0)
Adjusted recurring EBIT	335.9	6.9%	307.5	6.3%
Non-recurring items	(2.8)		(31.1)
Adjusted profit (loss) before financial expense, net and income tax	333.1	6.9%	276.4	5.6%
Financial income (expense), net	(7.2)		(18.6)
Adjusted profit (loss) before tax	325.9	6.7%	257.9	5.3%
Income tax (expense)/profit	(97.6)		(87.8)
Adjusted net profit (loss)	228.3	4.7%	170.1	3.5%

APPENDIX 4.1: ADJUSTED ALTERNATIVE PERFORMANCE MEASURES - THIRD QUARTER 2022

(In € millions, except %)	Q3 22	% of revenues	Q3 21	% of revenues
Adjusted revenue	1,595.3		1,666.7
Cost of sales	(1,371.0)	85.9%	(1,484.7)	89.1%
Adjusted gross margin	224.3	14.1%	182.0	10.9%
Adjusted recurring EBITDA	160.6	10.1%	128.9	7.7%
Amortization, depreciation and impairment	(29.0)		(25.9)
Adjusted recurring EBIT	131.6	8.2%	103.0	6.2%
Non-recurring items	(0.9)		(0.5)
Adjusted profit (loss) before financial expense, net and income tax	130.7	8.2%	102.5	6.1%
Financial income (expense), net	2.3		(6.5)
Adjusted profit (loss) before tax	133.0	8.3%	96.0	5.8%
Income tax (expense)/profit	(38.4)		(33.2)
Adjusted net profit (loss)	94.6	5.9%	62.8	3.8%

APPENDIX 5.0: ADJUSTED RECURRING EBIT AND EBITDA RECONCILIATION - FIRST NINE MONTHS 2022

	Project Delivery		Technology, Products & Services		Corporate/non allocable		Total
(In € millions)	9M 22	9M 21	9M 22	9M 21	9M 22	9M 21	9M 22	9M 21
Revenue	3,895.6	3,995.5	966.6	914.4	—	—	4,862.2	4,909.9
Profit (loss) before financial expenses, net and income tax							333.1	276.4
Non-recurring items:
Separation costs allocated							—	27.7
Other non-recurring income/ (expense)							2.8	3.4
Adjusted recurring EBIT	279.2	254.7	88.9	78.8	(32.2)	(26.0)	335.9	307.5
Adjusted recurring EBIT margin %	7.2%	6.4%	9.2%	8.6%	—%	—%	6.9%	6.3%
Adjusted amortization and depreciation							(80.0)	(82.0)
Adjusted recurring EBITDA							415.9	389.5
Adjusted recurring EBITDA margin %							8.6%	7.9%

APPENDIX 5.1: ADJUSTED RECURRING EBIT AND EBITDA RECONCILIATION - THIRD QUARTER 2022

	Project Delivery		Technology, Products & Services		Corporate/non allocable		Total
(In € millions, except %)	Q3 22	Q3 21	Q3 22	Q3 21	Q3 22	Q3 21	Q3 22	Q3 21
Revenue	1,271.7	1,372.8	323.5	293.9	—	—	1,595.3	1,666.7
Profit (loss) before financial expenses, net and income tax							130.7	102.5
Non-recurring items:
Separation costs allocated							—	(0.1)
Other non-recurring income/ (expense)							0.9	0.5
Adjusted recurring EBIT	111.9	87.3	28.9	24.0	(9.3)	(8.4)	131.6	103.0
Adjusted recurring EBIT margin %	8.8%	6.4%	8.9%	8.2%	—%	—%	8.2%	6.2%
Adjusted amortization and depreciation							(29.0)	(25.9)
Adjusted recurring EBITDA							160.6	128.9
Adjusted recurring EBITDA margin %							10.1%	7.7%

APPENDIX 6.0: BACKLOG – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	9M 22 IFRS	Adjustments	9M 22 Adjusted
Project Delivery	11,468.8	235.5	11,704.2
Technology, Products & Services	1,796.8	(0.2)	1,796.6
Total	13,265.6		13,500.9

APPENDIX 7.0: ORDER INTAKE – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	9M 22 IFRS	Adjustments	9M 22 Adjusted
Project Delivery	1,148.7	87.0	1,235.7
Technology, Products & Services	1,496.0	(5.2)	1,490.9
Total	2,644.8		2,726.6

APPENDIX 8.0: Definition of Alternative Performance Measures (APMs)
Certain parts of this Press Release contain the following non-IFRS financial measures: adjusted revenue, adjusted recurring EBIT, adjusted recurring EBITDA, adjusted net (debt) cash, ajusted order backlog, and adjusted order intake, which are not recognized as measures of financial performance or liquidity under IFRS and which the Company considers to be APMs. APMs should not be considered an alternative to, or more meaningful than, the equivalent measures as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity.

Each of the APMs is defined below:
▪
Adjusted revenue: Adjusted revenue represents the revenue recorded under IFRS as adjusted according to the method described below. For the periods presented in this Press Release, the Company’s proportionate share of joint venture revenue from the following projects was included: the revenue from ENI CORAL FLNG, Yamal LNG and NFE is included at 50%, the revenue from BAPCO Sitra Refinery is included at 36%, the revenue from the in-Russia construction and supervision scope of Arctic LNG 2 is included at 33.3%, the revenue from the joint-venture Rovuma is included at 33.3%. Revenue from Nova Energies is included at 50% for the first six months of the year. The Company believes that presenting the proportionate share of its joint venture revenue in construction projects carried out in joint arrangements enables management and investors to better evaluate the performance of the Company’s core business period-over-period by assisting them in more accurately understanding the activities actually performed by the Company on these projects.

▪
Adjusted recurring EBIT: Adjusted recurring EBIT represents the profit before financial expense, net, and income taxes recorded under IFRS as adjusted to reflect line-by-line for their respective share incorporated construction project entities that are not fully owned by the Company (applying to the method described above under adjusted revenue) and adds or removes, as appropriate, items that are considered as non-recurring from EBIT, including (i) restructuring expenses, (ii) separation costs associated with the Spin-off transaction, and (iii) costs arising out of significant litigation that have arisen outside of the ordinary course of business. The Company believes that the exclusion of such expenses or profits from these financial measures enables investors and management to more effectively evaluate the Company’s operations and consolidated results of operations period-over-period, and to identify operating trends that could otherwise be masked to both investors and management by the excluded items.

▪
Adjusted recurring EBITDA: Adjusted recurring EBITDA corresponds to the adjusted recurring EBIT as described above after deduction of depreciation and amortization expenses and as adjusted to reflect for their respective share construction project entities that are not fully owned by the Company. The Company believes that the exclusion of these expenses or profits from these financial measures enables investors and management to more effectively evaluate the Company’s operations and consolidated results of operations period-over-period, and to identify operating trends that could otherwise be masked to both investors and management by the excluded items.

▪
Adjusted net (debt) cash: Adjusted net (debt) cash reflects cash and cash equivalents, net of debt (including short-term debt and loans due to/due from the TechnipFMC Group), as adjusted according to the method described above under adjusted revenue. Management uses this APM to evaluate the Company’s capital structure and financial leverage. The Company believes adjusted net debt (if debtor), or adjusted net cash (if creditor), is a meaningful financial measure that may assist investors in understanding the Company’s financial condition and recognizing underlying trends in its capital structure.

▪
Adjusted order backlog: Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the relevant reporting date. Adjusted order backlog takes into account the Company’s proportionate share of order backlog related to equity affiliates (ENI Coral FLNG, BAPCO Sitra Refinery, Arctic LNG 2 for the In-Russia construction and supervision scope, the joint-venture Rovuma, two affiliates of the NFE joint-venture, and the Nova Energies joint-venture) and restates the share of order backlog related to the Company’s non-controlling interest in Yamal LNG. The Company believes that the adjusted order backlog enables management and investors to evaluate the level of the Company’s core business forthcoming activities by including its proportionate share in the estimated sales coming from construction projects in joint arrangements.

▪
Adjusted order intake: Order intake corresponds to signed contracts which have come into force during the reporting period. Adjusted order intake adds the proportionate share of orders signed related to equity affiliates (ENI Coral FLNG, BAPCO Sitra Refinery, Arctic LNG 2 for the In-Russia construction and supervision scope, the joint-venture Rovuma, two affiliates of the NFE joint-venture, and the Nova Energies joint-venture) and restates the share of order intake attributable to the non- controlling interests in Yamal LNG. This financial measure is closely connected with the adjusted order backlog in the evaluation of the level of the Company’s forthcoming activities by presenting its proportionate share of contracts which came into force during the period and that will be performed by the Company.

• Contacts

Investor Relations Phillip Lindsay	Media Relations Stella Fumey
Vice President, Investor Relations	Director Press Relations & Digital Communications
Tel: +44 20 7585 5051	Tel: +33 1 85 67 40 95
Email: Phillip Lindsay	Email: Stella Fumey